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                             July 8, 2020

       Ralph Hofmeier
       Chief Executive Officer
       Energy & Water Development Corp
       7901 4th St. N, Suite 4174
       St. Petersburg, FL 33702

                                                        Re: Energy & Water
Development Corp
                                                            Amendment No. 2 to
Information Statement on Form 1-A
                                                            Filed June 25, 2020
                                                            File No. 024-11168

       Dear Mr. Hofmeier:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2020 letter.

       Amendment No. 2 to Offering Circular

       Summary
       Overview of the Company, page 1

   1.                                                   Please revise
disclosure throughout your offering circular to discuss your current clients and the material terms
of your contract awards. In this regard, we note disclosure in Note
                                                        6 to your Consolidated
Financial Statements that your commercial distributor, EAWC-
                                                        TV, has secured your
first customer and has placed a related $550,000 order for a solar powered atmospheric
water generator. Also, please provide an update on the status of your contract award
from Arriyadh Development Authority of Saudia Arabia, filed as
                                                        Exhibit 6.12. Finally,
we reference your June 18, 2020 press release announcing your
                                                        Contract Award from the
Iraqi Project and Contracting Office to supply 20 self-sufficient
 Ralph Hofmeier
Energy & Water Development Corp
July 8, 2020
Page 2
      energy supply atmosphere water generation systems to various Iraqi projects. Please disclose the material terms of this award in your offering circular and file the Contract
      Award as an exhibit.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 at with any other questions.



                                                            Sincerely,
FirstName LastNameRalph Hofmeier
                                                            Division of
Corporation Finance
Comapany NameEnergy & Water Development Corp
                                                            Office of
Technology
July 8, 2020 Page 2
cc:       Amy K. Maliza
FirstName LastName